Exhibit 99.1

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN, OR AT ANY ADDRESS IN, THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OF AMERICA OR THE DISTRICT OF COLUMBIA (THE UNITED STATES) OR TO ANY U.S. PERSON (AS DEFINED IN REGULATION S OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE SECURITIES ACT)) OR IN OR INTO ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT.

SES ANNOUNCES RESULTS OF ITS CASH TENDER OFFER

Luxembourg, 26 March 2026

SES (the “Offeror”) announces today the results of its invitation to holders of its outstanding €625,000,000 Deeply Subordinated Fixed Rate Resettable Securities (ISIN: XS2010028343) (the “Securities”) to tender their Securities for purchase by the Offeror for cash up to the Maximum Acceptance Amount subject to the satisfaction (or waiver) of the New Issue Condition (such invitation, the “Offer”).

The Offer was announced on 11 March 2026 and was made on the terms and subject to the conditions contained in the tender offer memorandum dated 11 March 2026 (the “Tender Offer Memorandum”) prepared by the Offeror. Capitalised terms used but not otherwise defined in this announcement shall have the meanings given to them in the Tender Offer Memorandum.

The Expiration Deadline for the Offer was 5.00 p.m. (CET) on 25 March 2026 (being the original Expiration Deadline for the Offer of 18 March 2026, as extended pursuant to the announcement of the Offeror dated 17 March 2026).

As at the Expiration Deadline, the Offeror had received valid tenders of €326,984,000 in aggregate principal amount of the Securities for purchase pursuant to the Offer.

The Offeror announces that it has decided to set the Final Acceptance Amount at €326,984,000 and, further confirms the satisfaction of the New Issue Condition following the issuance of the New Securities on 24 March 2026. The Offeror therefore announces that it will accept for purchase all Securities validly tendered pursuant to the Offer in full, with no pro rata scaling.

The Purchase Price the Offeror will pay for those Securities accepted for purchase pursuant to the Offer is 99.25 per cent. of their principal amount, and the Offeror will also pay an Accrued Interest Payment in respect of such Securities.

Payment of the Purchase Price and Accrued Interest for the relevant Securities pursuant to the Offer is expected to take place on 27 March 2026, after which €198,038,000 in aggregate principal amount of the Securities will remain outstanding. The Offeror intends to cancel those Securities accepted for purchase pursuant to the Offer.

DEALER MANAGERS

Banco Bilbao Vizcaya Argentaria, S.A. (Telephone: +44 (0) 207 397 6061; Email: liabilitymanagement@bbva.com; Attention: Liability Management), Goldman Sachs International (Telephone: +44 (0) 207 7744 836; Email: liabilitymanagement.eu@gs.com; Attention: Liability Management Group) and J.P. Morgan SE (Telephone: +44 (0) 20 7134 2468; Email: liability_management_EMEA@jpmorgan.com; Attention: EMEA Liability Management Group).

TENDER AGENT

Kroll Issuer Services Limited (Telephone: +44 (0) 20 7704 0880; Attention: Scott Boswell; Email: ses@is.kroll.com; Website: https://deals.is.kroll.com/ses) is acting as Tender Agent for the Offer.

This announcement is released by SES and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (“MAR”), encompassing information relating to the Offer described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Elisabeth Pataki (email: lisa.pataki@ses.com), Chief Financial Officer.

DISCLAIMER This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire any securities is being made pursuant to this announcement. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

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